Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Extra Space Storage Inc. and Extra Space Storage LP for the registration of common stock, preferred stock, depositary shares, warrants, rights, units, guarantees of debt securities and debt securities and to the incorporation by reference therein of our reports dated February 26, 2021, with respect to the consolidated financial statements and schedule of Extra Space Storage Inc., and the effectiveness of internal control over financial reporting of Extra Space Storage, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Salt Lake City, UT

March 12, 2021